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                                                                    EXHIBIT 99.4



LEGAL AND REGULATORY PROCEEDINGS

     As discussed in greater detail below, NMC is the subject of investigations by several federal agencies and authorities, the outcome of which cannot be predicted. If the government were successfully to pursue claims arising from any of these investigations, NMC or one or more of its subsidiaries could be subject to civil or criminal penalties, including substantial fines, suspension of payments or exclusion from the Medicare program. Any such result could have a material adverse effect on NMC's business, financial condition and results of operation. In addition, as discussed below, NMC has become aware that it is the subject of a qui tam or "whistleblower" action with respect to some or all of the issues raised by the government investigations; and NMC may be the subject of other "whistleblower" actions.

  OIG INVESTIGATION

     On October 17, 1995, NMC received five investigative subpoenas from the OIG. The subpoenas were issued in connection with an investigation being conducted by the OIG, the U.S. Attorney for the District of Massachusetts and others concerning possible violations of federal laws, including the anti-kickback statute and the False Claims Act. The subpoenas call for extensive document production relating to various aspects of NMC's business.

     The five subpoenas cover the following areas: (a) NMC's corporate management, personnel and employees, organizational structure, financial information and internal communications; (b) NMC's dialysis services business, principally relating to its Medical Director contracts and compensation; (c) NMC's treatment of credit balances resulting from overpayments received under the Medicare ESRD program, its billing for home dialysis services, and its payment of supplemental medical insurance premiums on behalf of indigent patients; (d) LifeChem's laboratory business, including documents relating to testing procedures, marketing, customers, competition and certain over-payments totaling approximately $4.9 million that were received by LifeChem from the Medicare program with respect to laboratory services rendered between 1989 and 1993; and (e) NMC Homecare and, in particular, information concerning IDPN billing practices related to various services, equipment and supplies and payments made to third parties as compensation for administering IDPN therapy.

     NMC is cooperating with the OIG investigation and has made, and is expected to continue to make, extensive document production in response to the subpoenas. Because of the breadth of the subpoenas, the government has identified and is continuing to identify specific categories of documents that it is requiring NMC to produce and has deferred compliance with substantial portions of the subpoenas at this time. NMC has received another OIG subpoena requiring the production of limited categories of additional documents relating to subject matters covered by the original subpoenas and may receive additional such subpoenas from time to time.

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     The government has identified a number of particular areas of its inquiry.
The government has indicated that the areas identified are not exclusive, and that it may pursue additional areas. As noted, the penalties applicable under the anti-kickback statute, the False Claims Act and other federal and state statutes and regulations applicable to NMC's business can be substantial. See "-- Anti-Kickback Statute, False Claims Act, Stark Law and Fraud and Abuse Laws." While NMC asserts that it is able to offer legal and/or factual defenses with respect to the areas the government has identified, there can be no assurance that the federal government and/or one or more state agencies will not claim that NMC has violated statutory or regulatory provisions. Additionally, it is possible that one or more qui tam actions alleging that NMC submitted false claims to the government may have been filed under seal by former or current NMC employees or other individuals who may have familiarity with one or more of the issues under investigation. As noted, under the False Claims Act, any such private plaintiff could pursue an action against NMC in the name of the U.S. at his or her own expense if the government declines to do so. It is also possible that one or more private payors will claim that NMC received excess payments and will seek reimbursement and other damages from NMC.

     An adverse determination with respect to any of the issues addressed by the subpoenas, or any of the other issues that have been or may be identified by the government, could have a material adverse impact on NMC and could result in the payment of substantial fines, penalties and reimbursements or the suspension of payments or exclusion of NMC or one or more of its subsidiaries from the Medicare program. Under the terms of the Reorganization, any potential resulting liability will be retained by NMC, and New Grace will be indemnified by FNMC against all potential liability arising from or relating to the OIG Investigation. See "THE REORGANIZATION -- The Distribution Agreement." The particular areas identified by the government to date are as follows.

  Medical Director Compensation

     The government is investigating whether DSD's compensation arrangements with its Medical Directors constitute payments to induce referrals, which would be illegal under the anti-kickback statute, rather than payment for services rendered. DSD compensated the substantial majority of its Medical Directors on the basis of a percentage of the earnings of the dialysis center for which the Medical Director was responsible from the inception of NMC's predecessor in 1972 until January 1, 1995, the effective date of Stark II. Under the arrangements in effect prior to January 1, 1995, the compensation paid to Medical Directors was adjusted to include "add backs," which represented a portion of the profit earned by MPG on products purchased by the Medical Director's facility from MPG and (until January 1, 1992) a portion of the profit earned by LifeChem on laboratory services provided to patients at the Medical Director's facility. These adjustments were designed to allocate a profit factor to each dialysis center relating to the profits that could have been realized by the center if it had provided the items and services directly rather than through a subsidiary of NMC. The percentage of profits paid to any specific Medical Director was reached through negotiation, and was typically a provision of a multi-year consulting agreement.

     Since January 1, 1995, DSD has compensated its Medical Directors on a fixed fee arrangement to comply with the requirements of Stark II. As part of the arrangement, approximately 25% of the Medical Director's compensation is held back and earned by the Medical Director on the basis of the Medical Director's achievement of quality and cost containment goals. In renegotiating its Medical Director compensation arrangements in connection with Stark II, DSD took account of the compensation levels paid to its Medical Directors in prior years.

     Certain government representatives have expressed the view in meetings with counsel for NMC that arrangements where the Medical Director was or is paid amounts in excess of the "fair market value" of the services rendered may evidence illegal payments to induce referrals, and that hourly compensation is a relevant measure for evaluating the "fair market value" of the services. DSD does not compensate its Medical Directors on an hourly basis and has asserted to the government that hourly compensation and "fair market value" are not relevant factors in determining whether the anti-kickback statute has been violated. Because of the wide variation in the profitability of its facilities, and the variation in the profit percentage contractually negotiated between DSD and its Medical Directors, there is a wide variation in the amounts that have been

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paid to Medical Directors. The Medical Director contracts negotiated in connection with the requirements of Stark II also have a wide variation in Medical Director compensation.

     The compensation that DSD has paid and is continuing to pay to a material number of its Medical Directors could be viewed as being in excess of "fair market value," both in absolute terms and in terms of hourly compensation. NMC has asserted to the government that its compensation arrangements do not constitute illegal payments to induce referrals. NMC has also asserted to the government that OIG auditors repeatedly reviewed NMC's compensation arrangements with its Medical Directors in connection with their audits of the costs claimed by DSD; that the OIG stated in its audit reports that, with the exception of certain technical issues, NMC had complied with applicable Medicare laws and regulations pertaining to the ESRD program; and that NMC reasonably relied on these audit reports in concluding that its program for compensating Medical Directors was lawful. There has been no indication that the government will accept NMC's assertions concerning the legality of its arrangements generally or NMC's assertion that it reasonably relied on OIG audits, or that the government will not focus on specific arrangements that DSD has made with one or more Medical Directors and claim that those specific arrangements were or are unlawful.

     The government is also investigating whether DSD's profit sharing arrangements with its Medical Directors influenced them to order unnecessary ancillary services and items. NMC has asserted to the government that the rate of utilization of ancillary services and items by its Medical Directors is reasonable and that it did not provide illegal inducements to Medical Directors to order ancillary services and items.

  Credit Balances

     In the ordinary course of business, Medicare providers like DSD receive overpayments from Medicare intermediaries for services that they provide to Medicare patients. Medicare intermediaries commonly direct such providers to notify them of the overpayment and not remit such amounts to the intermediary by check or otherwise unless specifically requested to do so. In 1992, HCFA adopted a regulation requiring certain Medicare providers, including dialysis centers, to file a quarterly form listing unrecouped overpayments with the Medicare intermediary responsible for reimbursing the provider. The first such filing was required to be made as of June 30, 1992 for the period beginning with the initial date that the provider participated in the Medicare program and ending on June 30, 1992.

     The government is investigating whether DSD intentionally understated the Medicare credit balance reflected on its books and records for the period ending June 30, 1992 by reversing entries out of its credit balance account and taking overpayments into income in anticipation of the institution of the new filing requirement. DSD's policy was to notify Medicare intermediaries in writing of overpayments upon receipt and to maintain unrecouped Medicare overpayments as credit balances on the books and records of DSD for four years; overpayments not recouped by Medicare within four years would be reversed from the credit balance account and would be available to be taken into income. NMC asserts that Medicare overpayments that have not been recouped by Medicare within four years are not subject to recovery under applicable regulations. NMC also asserts that its initial filing with the intermediaries disclosed the credit balance on the books and records of DSD as shown in accordance with its policy.

     The government is also investigating whether DSD failed to disclose Medicare overpayments that resulted from DSD's obligation to rebill commercial payors for amounts originally billed to Medicare under HCFA's initial implementation of the OBRA 93 amendments to the secondary payor provisions of the Medicare Act. See "-- OBRA 93." DSD experienced delays in reporting a material amount of overpayments after the implementation of the OBRA 93 amendments. NMC asserts that most of these delays were the result of the substantial administrative burdens placed on DSD as a consequence of the changing and inconsistent instructions issued by HCFA with respect to the OBRA 93 amendments and were not intentional. Substantially all overpayments resulting from the rebilling effort associated with the OBRA 93 amendments have now been reported. Procedures are in place that are designed to ensure that subsequent overpayments resulting from the OBRA 93 amendments will be reported on a timely basis.

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  Supplemental Medical Insurance

     DSD provides grants or loans for the payment of premiums for supplemental medical insurance (under which Medicare Part B coverage is provided) on behalf of a small percentage of its patients who are financially needy. The government is investigating this practice. NMC asserts that the practice is lawful.

  Overpayments for Home Dialysis Services

     NMC acquired HIC, an in-center and home dialysis service provider, in 1993. At the time of the acquisition, HIC was the subject of a claim by HCFA that HIC had received payments for home dialysis services in excess of the Medicare reasonable charge for services rendered prior to February 1, 1990. NMC settled the HCFA claim against HIC in 1994. The government is investigating whether the settlement concerning the alleged overpayments made to HIC resolved all issues relating to such alleged overpayments. The government is also investigating whether an NMC subsidiary, Home Dialysis Services, Inc. ("HDS"), received payments similar to the payments that HIC received, and whether HDS improperly billed for home dialysis services in excess of the monthly cost cap for services rendered on or after February 1, 1990. The government is investigating whether NMC was overpaid for services rendered. NMC asserts that the billings by HDS were proper.

  LifeChem

     Overpayments. On September 22, 1995, LifeChem voluntarily disclosed certain billing problems to the government that had resulted in LifeChem's receipt of approximately $4.9 million in overpayments from the Medicare program for laboratory services rendered between 1989 and 1993. LifeChem asserts that most of these overpayments relate to errors caused by a change in LifeChem's computer systems and that the remainder of the overpayments were the result of the incorrect practice of billing for a complete blood count with differential when only a complete blood count was ordered and performed, and of the incorrect practice of billing for a complete blood count when only a hemoglobin or hematocrit test was ordered. LifeChem asserts that the overpayments it received were not caused by fraudulent activity.

     LifeChem made these disclosures to the government as part of an application to be admitted to a voluntary disclosure program begun by the government in mid-1995. At the time of the disclosures, LifeChem tendered repayment to the government of the $4.9 million in overpayments. After the OIG investigation was announced, the government indicated that LifeChem had not been accepted into its voluntary disclosure program. The government has deposited the $4.9 million check with NMC's approval. The matters disclosed in LifeChem's September 22, 1995 voluntary disclosure are a subject of the OIG Investigation.

     On June 7, 1996, LifeChem voluntarily disclosed an additional billing problem to the government that had resulted in LifeChem's receipt of between $40,000 and $160,000 in overpayments for laboratory services rendered in 1991. LifeChem advised the government that this overpayment resulted from the submission for payment of a computer billing tape that had not been subjected to a "billing rules" program designed to eliminate requests for payments for laboratory tests that are included in the composite rate and that were not eligible for separate reimbursement. LifeChem also advised the government that there may have been additional instances during the period from 1990 to 1992 when other overpayments were received as a result of the submission of computer billing tapes containing similar errors and that it was in the process of determining whether such additional overpayments were received. On June 21, 1996, LifeChem advised the government that the 1991 billing problem disclosed on June 7, 1996 resulted in an overpayment of approximately $112,000. LifeChem also advised the government that certain records suggest instances in July 1990 and August 31 through September 11, 1990, when billing tapes may have been processed without rules processing. LifeChem is continuing its effort to determine whether any other overpayments occurred.

     Capitation for routine tests and panel design. In October 1994, the OIG issued a special fraud alert in which it stated its view that the industry practice of offering to perform or performing the routine tests covered by the Composite Rate at a price below fair market value, coupled with an agreement by a dialysis center to refer all or most of its non-Composite Rate tests to the laboratory, violates the anti-kickback statute. See "-- Reimbursement." In response to this alert, LifeChem changed its practices with respect to testing covered

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by the Composite Rate to increase the amount charged to both DSD and third-party dialysis centers and reduce the number of tests provided for the fixed rate. The government is investigating LifeChem's practices with respect to these tests.

     Benefits provided to dialysis centers and persons associated with dialysis centers. The government is investigating whether any DSD or third-party dialysis center or any person associated with any such center was provided with benefits in order to induce them to use LifeChem services. Such benefits could include, for example, discounts on RPD supplies, the provision of computer equipment, the provision of money for the purchase of computer equipment, and the provision of research grants. NMC has identified certain instances in which benefits were provided to MPG customers who purchased medical products from RPD and used LifeChem's laboratory services. The government may claim that the provision of such benefits violates, among other things, the anti-kickback statute.

     Business and testing practices. As noted above, the government has identified a number of specific categories of documents that it is requiring NMC to produce at this time. In addition to documents relating to the areas discussed above, the government has also required LifeChem to produce at this time documents relating to the equipment and systems used by LifeChem in performing and billing for clinical laboratory blood tests, the design of the test panels offered and requisition forms used by LifeChem, the utilization rate for certain tests performed by LifeChem, recommendations concerning diagnostic codes to be used in ordering tests for patients with given illnesses or conditions, and internal and external audits and investigations relating to LifeChem's billing and testing. These areas of inquiry are similar to inquiries that the OIG has made to other Medicare and Medicaid providers in the clinical laboratory industry within the past several years.

  IDPN

     Administration kits. As discussed above, one of the principal activities of NMC Homecare is to provide IDPN therapy to dialysis patients at both NMC-owned facilities and at facilities owned by other providers. See
"-- Business of NMC -- NMC Homecare." IDPN therapy is typically provided to the patient 12-13 times per month during dialysis treatment. Bills are submitted to Medicare on a monthly basis and include separate claims for reimbursement for supplies, including, among other things, nutritional solutions, administration kits and infusion pumps. In February 1991, the Medicare carrier responsible for processing NMC Homecare's IDPN claims issued a Medicare advisory to all parenteral and enteral nutrition suppliers announcing a coding change for reimbursement of administration kits provided in connection with IDPN therapy for claims filed for items provided on or after April 1, 1991. The Medicare allowance for administration kits during this period was approximately $625 per month per patient. The advisory stated that IDPN providers were to indicate the "total number of actual days" when administration kits were "used," instead of indicating that a one-month supply of administration kits had been provided. In response, NMC Homecare billed for administration kits on the basis of the number of days that the patient was on an IDPN treatment program during the billing period, which typically represented the entire month, as opposed to the number of days the treatment was actually administered. During the period from April 1991 to June 1992, NMC Homecare had an average of approximately 1,200 IDPN patients on service.

     In May 1992, the carrier issued another Medicare advisory to all PEN suppliers in which it stated that it had come to the carrier's attention that some IDPN suppliers had not been prorating their billing for administration kits used by IDPN patients and that providers should not bill for administration kits on the basis of the number of days that the patient was on an IDPN treatment program during the billing period. The advisory stated further that the carrier would be conducting "a special study to determine whether or not overpayments have occurred as a result of incorrect billing" and that "[i]f overpayments have resulted, providers that have incorrectly billed" would "be contacted so that refunds can be recovered." NMC Homecare revised its billing practices in response to this advisory for claims filed for items provided on or after July 1, 1992. NMC Homecare was not asked to refund any amounts relating to its billings for administration kits following the issuance of the second advisory.

     The government is investigating whether NMC submitted false claims for administration kits during the period from April 1, 1991 to June 30, 1992. NMC asserts that the claims submitted in connection with billing

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for administration kits were proper. The government may claim that NMC
Homecare's billing for administration kits during this period violates, among other things, the False Claims Act.

     Infusion Pumps and IV Poles. During the time period covered by the subpoenas, Medicare regulations permitted IDPN providers to bill Medicare for the infusion pumps and, until 1992, for IV poles provided to IDPN patients in connection with the administration of IDPN treatments. These regulations do not expressly specify that a particular pump and IV pole be dedicated to a specific patient, and NMC asserts that these regulations permitted NMC Homecare to bill Medicare for an infusion pump and IV pole so long as the patient was infused using a pump and IV pole. Despite the absence of an express regulatory specification, NMC Homecare developed a policy to deliver to a dialysis center a dedicated infusion pump and IV pole for each patient, although NMC cannot represent that it followed this policy in every instance. The government is investigating the propriety of NMC Homecare's billings for infusion pumps and IV poles.

     As noted above, under the new policies published by HCFA with respect to IDPN therapy, NMC will not be able to bill for infusion pumps after July 1, 1996. The government discontinued reimbursement for IV poles in 1992.

     "Hang fees" and other payments. IDPN therapy is typically provided to the patient during dialysis by personnel employed by the dialysis center treating the patient with supplies provided and billed to Medicare by NMC Homecare in accordance with the Medicare parenteral nutrition supplier rules. In order to compensate dialysis centers for the costs incurred in administering IDPN therapy and monitoring the patient during therapy, NMC Homecare followed the industry-wide practice of paying a "hang fee" to the center. Dialysis centers are responsible for reporting such fees to HCFA on their cost reports. For DSD dialysis centers, the fee was $30 per administration, based upon internal DSD cost calculations. For third-party dialysis centers, the fee was negotiated with each center, typically pursuant to a written contract, and ranged from $15 to $65 per administration. NMC has identified instances in which other payments and amounts beyond that reflected in a contract were paid to these third-party centers.

     In July 1993, the OIG issued a management advisory alert to HCFA in which it stated that "hang fees" and other payments made by suppliers of IDPN to dialysis centers "appear to be illegal as well as unreasonably high." The government is investigating the nature and extent of the "hang fees" and other payments made by NMC Homecare as well as payments by NMC Homecare to physicians whose patients have received IDPN therapy. The government may claim that the payments by NMC Homecare to dialysis centers violate, among other things, the anti-kickback statute.

     Utilization of IDPN. Since 1984, when HCFA determined that Medicare should cover IDPN and other parenteral nutrition therapies, NMC has been an industry leader in identifying situations in which IDPN therapy is beneficial to ESRD patients. It is the policy of NMC Homecare to seek Medicare reimbursement for IDPN therapy only when it is prescribed by a patient's treating physician and when it believes that the circumstances satisfy the requirements published by HCFA and its carrier agents. Prior to 1994, HCFA and its carriers approved for payment more than 90% of the IDPN claims submitted by NMC Homecare. Since 1994, the rate of approval for Medicare reimbursement for IDPN claims submitted by NMC Homecare for new patients, and by the infusion industry in general, has fallen to approximately 9%. NMC contends that the reduction in rates of approval has occurred because HCFA and its carriers have implemented an unauthorized change in coverage policy without giving notice to providers. See "-- IDPN Coverage Issues." While NMC Homecare has continued to offer IDPN to patients pursuant to the prescription of the patients' treating physicians and to submit claims for Medicare reimbursement when it believes the requirements stated in HCFA's published regulations are satisfied, other providers have responded to the drop in the approval rate for new Medicare IDPN patients by abandoning the Medicare IDPN business, cutting back on the number of Medicare patients to whom they provide IDPN, or declining to add new Medicare patients. The number of patients to whom NMC Homecare provides IDPN has thus increased.

     The government is investigating the utilization rate of IDPN therapy among NMC patients and whether NMC submitted IDPN claims to Medicare for patients who were not eligible for coverage or with inadequate documentation of eligibility. NMC asserts that the utilization rate of IDPN therapy among its dialysis patients, which, in 1995, averaged less than 3.5%, is the result of the factors discussed above and that it is the policy of NMC Homecare to seek Medicare reimbursement for IDPN therapy prescribed by the patient's

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treating physician in accordance with the requirements published by HCFA and its carrier agents. There can be no assurance that the government will accept NMC's view or that the government will not claim that NMC Homecare submitted IDPN claims for individuals who were not eligible for coverage or with inadequate documentation of eligibility.

  QUI TAM ACTION

     Grace and NMC have recently become aware that a qui tam action has been filed in the United States District Court for the Southern District of Florida, Southern Division (the "Florida Action"). The original complaint in the Florida Action was filed under seal in 1994. The Relator filed an Amended Complaint under seal on July 8, 1996. The seal with respect to the Amended Complaint was partially lifted pursuant to court order to permit the government to provide Grace and NMC with a copy of the Amended Complaint. Grace and NMC received copies of the Amended Complaint on July 10, 1996. Pursuant to a court order dated July 26, 1996, the seal was further modified to permit Grace to provide copies of the Amended Complaint to Fresenius AG, lenders involved in the NMC credit facility and their respective counsel and to permit Grace and NMC to describe the allegations of the Amended Complaint in its securities filings with respect to the Reorganization.

     The Amended Complaint alleges, among other things, that Grace, Grace Chemicals and NMC violated the False Claims Act in connection with certain billing practices regarding IDPN and the administration of EPO. The Amended Complaint alleges that as a result of this allegedly wrongful conduct, the United States suffered actual damages in excess of $200 million and alleges that the defendants are liable to the United States for three times the amount of the alleged damages plus fines of up to $10,000 per false claim. The Amended Complaint also seeks the imposition of a constructive trust on the proceeds of the NMC dividend to Grace Chemicals for the benefit of the United States on the ground that the Reorganization constitutes a fraudulent conveyance that will render NMC unable to satisfy the claims asserted in the Amended Complaint. As noted under "-- OIG Agreements," the United States has agreed to release any such claim.

  OIG AGREEMENTS

As a result of discussions with representatives of the United States in connection with the OIG investigation, certain agreements (the "OIG Agreements") have been entered into to guarantee the payment of any obligations of NMC to the United States relating to or arising out of the OIG investigation and the Florida Action (the "Government Claims"). For the purposes of the OIG Agreements, an Obligation is (a) a liability or obligation of NMC to the United States in respect of a Government Claim pursuant to a court order (i) which is final and nonappealable or (ii) the enforcement of which has not been stayed pending appeal or (b) a liability or obligation agreed to be an Obligation in a settlement agreement executed by Fresenius Medical Care, Grace or NMC, on the one hand, and the United States, on the other hand. As stated elsewhere herein, the outcome of the OIG investigation cannot be predicted. The entering into of the OIG Agreements is not an admission of liability by any party with respect to the OIG investigation, nor does it indicate the liability, if any, which may result therefrom.

     Under the OIG Agreements, effective upon consummation of the Reorganization, the United States will be provided by Fresenius Medical Care and Grace with a joint and several guarantee of payment when due of all Obligations (the "Primary Guarantee"). As credit support for this guarantee, NMC will deliver, on or prior to the Effective Date, an irrevocable standby letter of credit in the amount of $150 million. The United States will return such letter of credit (or any renewal or replacement) for cancellation when all Obligations have been paid in full or it is determined that NMC has no liability in respect of the Government Claims. In addition, under the OIG Agreements, effective upon consummation of the Reorganization, the United States will be provided with a guarantee by Grace Chemicals of the obligations of Fresenius Medical Care under the Primary Guarantee in respect of Government Claims for acts and transactions that took place at any time up to the consummation of the Reorganization (the "Secondary Guarantee"). Under the Secondary Guarantee, payment will be required only if, and to the extent that, Obligations have become due and payable and remain uncollected for 120 days. Grace Chemicals is a third party beneficiary of the Primary Guarantee and may institute suit to enforce its terms.

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     Under the OIG Agreements, the United States has agreed, solely in its capacity as holder of the Government Claims: (a) to not take any action whatsoever to impede, prohibit, enjoin, delay or otherwise interfere with consummation of the Reorganization on grounds that the Reorganization constitutes a fraudulent conveyance or other similarly avoidable transfer as to the United States; (b) to represent to the court in the Florida Action or any other court presented with an attempt by a relator in any qui tam action relating in substantial part to matters that are the subject of the Florida Action or the OIG investigation to impede, prohibit, enjoin, delay or otherwise interfere with consummation of the Reorganization that the OIG Agreements satisfy the concerns of the United States with respect to the Reorganization and; (c) effective upon consummation of the Reorganization, to release and discharge Grace Chemicals, Grace, NMC, Fresenius Medical Care, and certain other parties (collectively, the "Releasees") from claims to the effect that the Reorganization (or any transaction comprising a part thereof) constitutes a fraudulent conveyance or other similarly avoidable transfer as to the United States.

     Fresenius Medical Care and the United States state in the OIG Agreements that they will negotiate in good faith to attempt to arrive at a consensual resolution of the Government Claims and, in the context of such negotiations, will negotiate in good faith as to the need for any restructuring of the payment of any obligations arising under such resolution, taking into account the ability of Fresenius Medical Care to pay the Obligations. The OIG Agreements state that the foregoing statements shall not be construed to obligate any person to enter into any settlement of the Government Claims or to agree to a structured settlement. Moreover, the OIG Agreements state that the statements described in the first sentence of this paragraph are precatory and statements of intent only and that (a) compliance by the United States with such provisions is not a condition or defense to the obligations of Fresenius
Medical Care, Grace or Grace Chemicals under the OIG Agreements and (b) breach of such provisions by the United States cannot and will not be raised by Fresenius Medical Care, Grace New York or Grace Chemicals to excuse performance of their respective obligations under the OIG Agreements.


     If the Reorganization in not consummated on or before October 1, 1996, the OIG Agreements will terminate and be of no further force and effect unless all parties thereto agree otherwise in writing. If the Reorganization Agreement is amended, modified or supplemented after the date of this Joint Proxy Statement-Prospectus, Fresenius Medical Care will provide the United States with written notice describing the nature of such amendment, modification or supplement. If the United States determines that such amendment, modification or supplement is adverse to its interests, the United States will have the right to terminate the OIG Agreements by delivering written notice of such termination within 10 business days of its actual receipt of notice of such amendment, modification or supplement.

     The foregoing describes the material terms of the OIG Agreements, copies of which have been filed as exhibits to the Registration Statements. The foregoing description does not purport to be complete and is qualified in its entirety by reference to such exhibits.

  EASTERN DISTRICT OF VIRGINIA

     In December 1994, a subsidiary of NMC received a subpoena from a federal grand jury in the Eastern District of Virginia investigating the contractual relationships between subsidiaries of NMC that provide dialysis services and third parties that provide medical directorship and related services to those subsidiaries. NMC cooperated with the grand jury and produced documents in response to the subpoena, and there has been no further communication from the government.

  DISTRICT OF NEW JERSEY INVESTIGATION

     NMC has received multiple subpoenas from a federal grand jury in the District of New Jersey investigating, among other things, whether NMC sold defective products, the manner in which NMC handled customer complaints and certain matters relating to the development of a new dialyzer product line. NMC is cooperating with this investigation and has provided the grand jury with extensive documents. On February 12, 1996, NMC received a letter from the U.S. Attorney for the District of New Jersey indicating that it is the target of a federal grand jury investigation into possible violations of criminal law in connection with its efforts to persuade the FDA to lift a January 1991 import hold issued with respect to NMC's Dublin, Ireland

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

manufacturing facility. In June 1996, NMC received a letter from the U.S. Attorney for the District of New Jersey indicating that the U.S. Attorney had declined to prosecute NMC with respect to a submission related to NMC's effort to lift the import hold. The letter added that NMC remains a subject of a federal grand jury's investigation into other matters. NMC also received a subpoena in June 1996 from the federal grand jury requesting certain documents in connection with NMC's imports of the FOCUS(R) dialyzer from January 1991 to November 1995. The outcome of this investigation and its impact, if any, on NMC's business or results of operations cannot be predicted at this time.

  FDA MATTERS

     Since 1993, NMC has engaged in a number of voluntary recalls of products that it manufactured or that were manufactured by third parties and distributed by NMC. None of these product recalls has resulted in fines or penalties for NMC. In 1995, Fresenius USA completed a voluntary action with respect to the Optum(R) exchange device that Fresenius USA acquired from Abbott, which was classified by the FDA as a recall. The FDA reviewed Fresenius USA's actions with respect to this device and determined that they were adequate.

     During the period from 1991 through 1993, the FDA issued warning letters concerning four of the six RPD facilities in the U.S., as well as import alerts concerning hemodialysis bloodlines manufactured at NMC's Reynosa, Mexico facility and Focus(R) brand hemodialyzers manufactured at NMC's Dublin, Ireland facility. As a result of the import alerts, NMC was prohibited from importing the products covered by the alerts into the U.S. until the FDA confirmed compliance with GMP requirements at the facilities where such products were manufactured.

     In January 1994, NMC and certain members of its senior management entered into the Consent Decree providing that the importation of bloodlines and hemodialyzers could resume upon certification by NMC that the relevant manufacturing facility complied with GMP requirements and successful completion of an FDA inspection at the relevant facility to confirm compliance. The Consent Decree also required NMC to certify, and be inspected for, GMP compliance at all of RPD's manufacturing facilities in the U.S. Under the Consent Decree, RPD committed to maintaining ongoing compliance with GMP and related requirements at both U.S. and non-U.S. manufacturing facilities. As a result of the Consent Decree, NMC's U.S. facilities were required to undertake significant GMP improvements.

     NMC submitted all required certifications for its U.S. and non-U.S. facilities in accordance with timetables specified in the Consent Decree, and the bloodline import alert was lifted in March 1994. During the course of 1994 and 1995, NMC also worked with the FDA and demonstrated that its other manufacturing facilities in the U.S. were in compliance with GMP requirements. The hemodialyzer manufacturing facility in Dublin, Ireland was inspected by the FDA in April and December 1994 but did not pass inspection. NMC completed all remaining corrective actions, and in December 1995 the FDA determined that the Dublin facility was in compliance with GMP requirements and lifted the import alert. No fines or penalties have been imposed on NMC as a result of the FDA's actions or in connection with the Consent Decree. By policy, however, the FDA generally will undertake more frequent and more rigorous inspections of facilities that have been subject to consent decrees. For a discussion of the effects of the warning letters and import alerts issued by the FDA on NMC's business, see "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

     On January 24, 1995, the FDA issued a warning letter and import alert relating to NMC's manufacture of Diafilter(R) products at its Limerick, Ireland facility. That facility was not expressly named in the Consent Decree described above. Because NMC voluntarily ceased importing Diafilters(R) into the U.S. in December 1994, and, for business reasons, decided to shut down the Diafilter(R) business at the Limerick facility on January 23, 1995, no subsequent compliance review was deemed necessary by the FDA. NMC was not restricted from importing into the U.S. the other products manufactured at the Limerick facility.

     In 1994 and 1995, the FDA inspected Fresenius USA's manufacturing facilities in Maumee, Ohio, Ogden, Utah and Walnut Creek, California. At each location, violations of certain GMP were found. At the Walnut Creek facility, violations of pre-market notification filing requirements were also found, although these findings were subsequently reversed when the devices in question were determined to be covered by

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

appropriate filings. The FDA issued warning letters with respect to each facility, as a result of which the issuance of new 510(k) notices and new export clearances was placed on administrative hold. Fresenius USA responded to the inspection findings at Maumee in a manner it believes addresses the FDA's findings. Fresenius USA subsequently closed the Maumee facility in connection with the relocation of production from that facility to a facility in Lewisberry, Pennsylvania. Fresenius USA undertook an exhaustive review of the FDA's findings relating to Walnut Creek and submitted a detailed response to those findings. The Ogden plant was reinspected in 1995 and the administrative holds have been lifted from both Ogden and Walnut Creek. The Walnut Creek facility was inspected again in January and February of 1996 and Fresenius USA was advised that all GMP issues raised by the FDA have been resolved. Fresenius USA believes that its facilities are currently in compliance in all material respects with applicable state, local and federal requirements.

     In addition, the FDA may inspect facilities in the ordinary course of business to ensure compliance with GMP and other applicable regulations.

  INTERNATIONAL REGULATORY CLAIMS

     As discussed above, as a general matter, licenses and certifications are required in connection with the operation of dialysis clinics outside the United States, and NMC is dependent upon its ability to obtain and maintain such licenses and certifications. NMC lacks certain licenses and certifications technically required to operate its facilities in Portugal. However, based on discussions with regulatory officials in Portugal, NMC management does not believe that the absence of such licenses will have a material adverse effect on NMC or materially affect its ability to operate such facilities.

  MEDICARE CERTIFICATION ISSUES

     As discussed above, licenses and certification for participation in the Medicare and Medicaid programs are regulated at the federal, state and local levels. The Medicare carriers serving Florida, New Jersey and Pennsylvania have implemented coverage policies that may restrict the ability of nuclear-imaging providers, such as DSI, to qualify as a provider for this service. If DSI is not permitted to bill for these services as a Medicare provider, it may be able to bill physicians for the services DSI provides.

     DSI participates as a provider under the Medicare Part B program in all states where applicable, primarily as an independent physiological laboratory. DSI's Medicare provider number is currently administratively suspended or temporarily revoked in Rhode Island, Connecticut, and Colorado, due largely to transitional issues related to the timely completion of applications in connection with recent acquisitions. The Medicare carrier in Connecticut has verbally advised DSI that the provider number will be reinstated and applications are pending in Rhode Island and Colorado. If the provider numbers are not reinstated retroactively, DSI may not be able to bill for services rendered during the periods in which the numbers were administratively suspended or temporarily revoked.

  IDPN

     In November 1995, NMC filed a complaint in the United States District Court for the Middle District of Pennsylvania (NMC Homecare, Inc. v. Shalala) seeking declaratory judgment and injunctive relief to prevent application of a 1993 interpretation of Medicare's coverage guidelines that results in a sharp reduction in the reimbursement rate for IDPN services provided by NMC. On May 17, 1996, the Magistrate Judge assigned to the case issued a Report to the District Court Judge recommending grant of the government's motion and dismissal of the action. NMC has filed objections to the Report, and the government is expected to respond to those objections in July 1996. The District Court Judge will issue an order granting or denying the government's motion to dismiss following completion of the briefing. See "-- Reimbursement -- U.S. -- IDPN." NMC Homecare's unpaid IDPN claims represent substantial accounts receivable of NMC Homecare (approximately $103 million as of March 31, 1996, currently increasing at a rate of approximately $6 million per month). NMC believes that the reduction in IDPN coverage by Medicare is an unauthorized policy coverage change. The outcome of this proceeding cannot be predicted. If NMC is not successful in its effort to obtain payment for its IDPN accounts receivable, NMC's business, financial position and results of operations could be adversely affected.

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

  OBRA 93

     OBRA 93 affected the payment of benefits under Medicare and employer health plans for certain eligible ESRD patients. In July 1994, HCFA issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by OBRA 93 would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than that provided under Medicare.

     In April 1995, HCFA issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. Under the new instruction, no 18-month coordination of benefits period would arise, and Medicare would remain the primary payor. HCFA further proposed that its new instruction be effective retroactive to August 1993, the effective date of OBRA 93.

     If HCFA's reversal of its original implementation of the provisions of OBRA 93 that relate to ESRD patients for whom Medicare is the secondary payor (see "-- Reimbursement -- U.S. -- Coordination of Benefits") is upheld, NMC may be required to refund the payments received from employer health plans for services provided after August 10, 1993 under HCFA's original implementation, and to re-bill Medicare for the same services, which would result in a net loss to DSD of approximately $120 million as of June 30, 1995. NMC ceased to recognize the incremental revenue realized under the original Program Memorandum as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by OBRA 93 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients effected by OBRA 93, and has recently begun to rebill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No. 95-0860 (WBB)) seeking to preclude HCFA from retroactively enforcing its April 24, 1995 implementation of the OBRA 93 provisions relating to the coordination of benefits for dual eligible ESRD patients. See "-- Reimbursement -- U.S. -- Coordination of Benefits." On May 9, 1995, NMC moved for a preliminary injunction to preclude HCFA from enforcing its new policy retroactively, that is, to billings for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction. The litigation is continuing with respect to NMC's request to enjoin HCFA's new policy, both retroactively and prospectively, on a permanent basis. While there can be no assurance that a permanent injunction will be issued, NMC believes that it will ultimately prevail in its claim that the retroactive reversal by HCFA of its original implementation of OBRA 93 was impermissible under applicable law. Pending the outcome of the litigation, HCFA's new policy remains effective for services provided after April 23, 1995. If HCFA's revised interpretation is upheld, NMC's business, financial position and results of operations would be materially adversely affected, particularly if the revised interpretation is applied retroactively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- NMC."

  SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

     In April 1996, Grace received a formal order of investigation issued by the Commission directing an investigation into, among other things, whether Grace violated the federal securities laws by filing periodic reports with the Commission that contained false and misleading financial information. Pursuant to this formal order of investigation, Grace received a subpoena from the Southeast Regional Office of the Commission requiring Grace to produce documents relating to reserves (net of applicable taxes) established by Grace and NMC during the period from January 1, 1990 to the date of the subpoena (the "Covered Period"). Grace believes that all financial statements filed by Grace with the Commission during the Covered Period, including the financial statements of NMC included in the NMC Form 10 filed with the Commission on September 25, 1995, and the consolidated financial statements of Grace filed in Grace's Annual Report on Form 10-K for the year ended December 31, 1995 (all of which financial statements, other than unaudited quarterly financial statements, were covered by unqualified opinions issued by Price Waterhouse LLP,

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

independent certified public accountants), have been fairly stated, in all material respects, in conformity with US GAAP. Grace is cooperating with the Commission. The outcome of this investigation and its impact, if any, on Grace or NMC cannot be predicted at this time.

  IDPN COVERAGE ISSUES

     NMC Homecare administers IDPN therapy to chronic dialysis patients who suffer from severe gastrointestinal malfunctions. Since late 1993, Medicare claims processors have sharply reduced the number of IDPN claims approved for payment as compared to prior periods. NMC believes that the reduction in IDPN claims currently being paid by Medicare represents an unauthorized policy coverage change. Accordingly, NMC and other IDPN providers are pursuing various administrative and legal remedies, including administrative appeals, to address this reduction.

     In November 1995, NMC filed a complaint in the U.S. District Court for the Middle District of Pennsylvania seeking a declaratory judgment and injunctive relief to prevent the implementation of this policy coverage change. (National Medical Care, Inc. v. Shalala, 3:CV-95-1922 (RPC)). The government has filed a motion to dismiss on grounds of failure to exhaust administrative remedies. NMC has filed a cross-motion for summary judgment. The motions are pending. On May 17, 1996, the Magistrate Judge assigned to the case issued a Report to the District Court Judge recommending grant of the government's motion and dismissal of the action. NMC has filed objections to the Report, and the government is expected to respond to those objections in July 1996. The District Court Judge will issue an order granting or denying the government's motion to dismiss following completion of the briefing.

     NMC management believes that its IDPN claims are consistent with published Medicare coverage guidelines and ultimately will be approved for payment. Such claims represent substantial accounts receivable of NMC, amounting to approximately $103 million as of March 31, 1996, respectively, and currently increasing at the rate of approximately $6 million per month. If NMC is unable to collect its IDPN receivable or if IDPN coverage is reduced or eliminated, depending on the amount of the receivable that is not collected and/or the nature of the coverage change, NMC's business, financial position and results of operations could be materially adversely affected.

  SHAREHOLDER LITIGATION

     In 1995, nine purported class action lawsuits were brought against Grace and certain of its officers and directors in various federal courts. These lawsuits have been consolidated in a case entitled Murphy, et al. v. W. R. Grace & Co., et al. No. 95-CV-9003(JFK) (the "Murphy Action"), which is pending in the U.S. District Court for the Southern District of New York. The first amended class action complaint in this lawsuit, which purports to be a class action on behalf of all persons and entities who purchased publicly traded securities of Grace during the period from March 13, 1995 through October 17, 1995, generally alleges that the defendants violated federal securities laws by concealing information and issuing misleading public statements and reports concerning NMC's financial position and business prospects, a proposed spin-off of NMC, and the matters that are the subject of the OIG Investigation and the investigation by the federal grand jury in the District of New Jersey. See "-- OIG Investigation" and "-- District of New Jersey Investigation." The Murphy Action seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the court deems proper.

     In October 1995, a purported derivative lawsuit was filed in the U.S. District Court for the Southern District of Florida, Northern Division against Grace, certain of its directors and its former President and Chief Executive Officer, alleging that such individuals breached their fiduciary duties by failing to properly supervise the activities of NMC in the conduct of its business (Bennett v. Bolduc, et al. 95-8638-CIV-MORENO). In December 1995, the plaintiff in this action filed a new action, based on similar allegations, in the U.S. District Court for the Southern District of New York (Bennett v. Bolduc, et al. 95-CV-10737 (AGS)) (the "Bennett Action"). The action in Florida has been dismissed in favor of the Bennett Action. A second action making similar allegations was filed in October 1995 in New York State Supreme Court, New York County (Bauer v. Bolduc, et al. 95-125751). This action has been stayed in favor of the Bennett Action, which has been

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

consolidated, for discovery purposes only, with the Murphy Action described above. The complaint in the Bennett Action seeks unspecified damages, attorneys' and experts' fees and costs and such other relief as the court deems proper. These actions are at early stages and their outcomes cannot be predicted, although Grace, NMC and the individual defendants believe that they have substantial defenses to the claims asserted.

     In February 1996, a purported class action was filed in New York State Supreme Court, New York County, against Grace and certain of its current and former directors, alleging that the defendants breached their fiduciary duties, principally by failing to provide internal financial data concerning NMC to Vivra and by failing to negotiate with Baxter in connection with a business combination involving NMC (Rosman v. W. R. Grace, et al. 96-102347). The lawsuit seeks injunctive relief ordering defendants to carry out their fiduciary duties and preventing or rescinding the Reorganization or any related transactions with Fresenius AG, unspecified monetary damages, an award of plaintiff's attorneys' and experts' fees and costs, and such other relief as the court may deem just and proper. The plaintiff has not taken any steps to prosecute the action since it was filed. The defendants believe this lawsuit is without merit.

  OTHER LITIGATION AND EXPOSURES

     In recent years, physicians, hospitals and other participants in the health care industry have become subject to an increasing number of lawsuits alleging professional negligence, malpractice, product liability, workers' compensation or related claims, many of which involve large claims and significant defense costs. Fresenius USA and NMC have been, and can be expected to continue from time to time to be, subject to such suits due to the nature of their business. Additionally, NMC, in connection with its diagnostics business, has been the subject of a "wrongful life" lawsuit. Although Fresenius USA and NMC maintain insurance at a level which they believe to be prudent, there can be no assurance that the coverage limits will be adequate or that all asserted claims will be covered by insurance. In addition, there can be no assurance that liability insurance will continue to be available at acceptable costs. A successful claim against Fresenius USA or NMC in excess of insurance coverage could have a material adverse effect upon Fresenius Medical Care, Fresenius USA or NMC and the results of their operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the reputation and business of Fresenius Medical Care, Fresenius USA or NMC. NMC has identified two instances in which a low level employee and/or an agent engaged in illegal billing practices. In such instances, NMC has terminated its affiliation with such persons and advised the appropriate law enforcement authority. The illegal actions of such persons may subject NMC to liability under the False Claims Act, among other laws. In addition, Fresenius USA and NMC assert claims and suits arising in the ordinary course of business, the ultimate resolution of which would not, in the opinion of Fresenius Medical Care and NMC, have a material adverse effect on their financial condition.


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